Exhibit 99.1

Recon Announces Owning 51% of FGS

BEIJING, Feb. 8, 2021 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), today announced that two of its subsidiaries entered into the fourth supplemental agreement to the investment agreement with Future Gas Station (Beijing) Technology, Ltd ("FGS") and FGS' founding shareholders on February 4, 2021 to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Company owns 51% interest of FGS and will immediately begin to consolidate the financial results of FGS from January 2021, which will be reflected in the Company's year-end financial results.

FGS is a service company focusing on providing new technical applications and data operations to gas stations. On December 15, 2017, the Company entered into a subscription agreement with FGS, pursuant to which the Company acquired an 8% equity interest in FGS. On August 21, 2018, the Company entered into an investment agreement and a supplemental agreement (collectively, the "Investment Agreement") with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, the Company's ownership interest in FGS increased from 8% to 43%, in exchange for the Company's RMB 10 million investment in FGS and the issuance of 487,060 restricted shares of Recon (reflecting the effect of one-for-five reverse stock split) to the other shareholders of FGS. The restricted shares were subject to lock-up terms associated with certain performance goals. Pursuant to the second and the third supplemental agreements signed in 2019 and 2020, the parties extended the lock-up terms and the deadlines to meet the associated performance goals. Through the fourth supplemental agreement, the Company waived the requirement on FGS' performances goal about the number of gas stations. Accordingly, the Company agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS.

As of January 31, 2021, the accumulated gross merchandise volume through FGS' mobile application, and mini programs on WeChat (a Chinese multi-purpose messaging, social media and mobile payment application) and Alipay (a third-party mobile and online payment platform) was above RMB4.34 billion (approximately $674 million), there were over 5.1 million registered users of FGS system, and the registered users of making more than one order accounted for about 45% of the registered users who ever ordered through FGS system. From the Company's initial investment in FGS in December 2017 to January 31, 2021, the average per order amount that the FGS users paid was about RMB217.00 (approximately $33.6).

Management Commentary

Recon CEO and founder, Mr. Yin Shenping, said, "We hope that together with FGS' founders we will be able to help FGS enter into a phase of rapid growth. We have known them for years. We really appreciate their recognition of Recon's operation philosophy and belief in technology. We believe there are tremendous opportunities and social value to help the companies in traditional industries to fulfil their digital transformation through introduction of new technology and algorithms. Through this acquisition, our management is demonstrating to our shareholders that we are endeavored to enhance our operation and competitiveness by devoting resource to technology."

"It's great to be part of Recon," said Mr. Song Yang, a founder and the CEO of FGS, "It's always been our mission to digitalize the traditional gas stations with integration of technologies. We're proud that FGS is now one of the players in China's smart gas station industry. We started our business from Zhejiang Province to serve about 460 gas stations, and now our scope is expanding to Beijing, Yunnan province and Henan province. We have also been cooperating with WeChat and Alipay. We're aiming to provide better experience and cost-effective consumption choices for car owners. And most of all, as a partner of The China National Petroleum Corporation ("CNPC"), with our integrated technical solutions including the internet of things system and operation services, we have enhanced CNPC's electronic payment system which connects smart phones of consumers and refueling machines. Our services have provided CNPC a foundation for it to launch its E-card system. We have also helped gas stations improve their overall efficiency because the end users can prepay for the refueling before arriving the gas stations. All of these efforts help us deepen our understanding of this business and enhance our competitive advantage. Recon has been a strong support of FGS and has been giving us necessary resources to go this far. We would like to demonstrate just how useful our service is of China's gas station and refuel industry."

About Future Gas Station (Beijing) Technology, Ltd.

Established in January 2016, FGS is a leading service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application and related mini programs embedded into WeChat and Alipay, FGS provides solutions to gas stations to improve their operations and their customers' experience. FGS aims to facilitate the digital transformation of gas stations through integration of internet technique and algorithms, and to help transform gas stations into comprehensive service providers.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: RCON) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward-Looking Statements

Certain statements made herein are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and RCON's estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on RCON's operations, the demand for the RCON's products and services, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the "SEC") by RCON.

Additional information concerning these and other factors that may impact our expectations and projections will be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2020. RCON's SEC filings are available publicly on the SEC's website at www.sec.gov. RCON disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn